EXHIBIT 99.1

Medicenna Announces Presentations at the 38th Annual Meeting of the Society for Immunotherapy of Cancer’s (SITC)

TORONTO and HOUSTON, Oct. 24, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ, TSX: MDNA), a clinical-stage immunotherapy company focused on the development of Superkines, announced poster presentations at the 38th Annual Meeting of the Society for Immunotherapy of Cancer (“SITC”) to be held in San Diego, CA, from November 1-5th, 2023.

The company will present an update from its Phase 1/2 ABILITY Study including anti-tumor activity, safety, pharmacokinetic and pharmacodynamic data following treatment with MDNA11, a long-acting, beta-enhanced IL-2 Superkine. In addition, pre-clinical data for MDNA113, a novel first-in-class tumor-targeted and tumor-activated bi-functional anti-PD1-IL-2 superkine, will also be presented at the conference.

Poster presentation details:

  Title: Interim PK/PD, safety and efficacy data of monotherapy dose escalation of a Phase 1/2 trial with MDNA11 in patients with advanced solid tumors
  Poster Number: 760
  Presentation Date: Saturday, November 4, 2023, 9:00 am to 8:30 pm PDT

  Title: Characterization of a tumor-targeting and activatable T-MASK platform to enhance tumor accumulation and tolerability of potent immune modulators
  Poster Number: 1071
  Presentation Date: Friday, November 3, 2023, 9:00 am to 7:00 pm PDT

About Medicenna
Medicenna is a clinical-stage immunotherapy company focused on developing novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class class-empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials, including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Further Information & Investor Contact:

Delphine Davan
Vice President, Investor Relations and Corporate Communications,
Phone: +1 (647) 474-2641
ddavan@medicenna.com